UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 12, 2024

Agriculture & Natural Solutions Acquisition Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41861	98-1591619
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10019 (Zip Code)

712 Fifth Avenue, 36th Floor

New York, NY

(Address of principal executive offices)

(212) 993-0076

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class registered	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one warrant	ANSCU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	ANSC	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	ANSCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other events

As previously announced by Agriculture & Natural Solutions Acquisition Corporation (the “Company”), on August 28, 2024, the Company, Australian Food & Agriculture Company Limited (“AFA”), Agriculture & Natural Solutions Company Limited ACN 680 144 085 (“NewCo”) and the other parties thereto entered into a Business Combination Agreement (the transactions contemplated thereby, the “Business Combination”).

On December 13, 2024, the Company issued a press release announcing that the Treasurer of Australia (the “Treasurer”) confirmed on December 12, 2024 (Australian Eastern Daylight Time) that the Commonwealth Government of Australia has no objection to the proposed Business Combination (known colloquially as “FIRB Approval” as the Treasurer is advised on such matters by the Foreign Investment Review Board). Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference is a press release announcing the FIRB Approval.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits. The following exhibits are filed with this Current Report on Form 8-K:

Exhibit Number	Description

99.1	Press Release, dated December 13, 2024

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Legend Information

Forward-Looking Statements

This document includes certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are not guarantees of future performance, conditions, or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of the Company, NewCo or AFA’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. Accordingly, forward-looking statements should not be relied upon as representing the Company’s, AFA’s or NewCo’s views as of any subsequent date, and none of the Company, AFA or NewCo undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. None of NewCo, the Company or AFA gives any assurance that any of NewCo, the Company or AFA will achieve its expectations. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, NewCo’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the ability of the parties to complete the Business Combination by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreements relating to the Business Combination; (iii) the outcome of any legal, regulatory or governmental proceedings that may be instituted against NewCo, the Company or AFA or any investigation or inquiry following announcement of the Business Combination, including in connection with the Business Combination; (iv) the inability to complete the Business Combination due to the failure to obtain approval of the Company’s shareholders; (v) AFA’s and NewCo’s success in retaining or recruiting, or changes required in, their officers, key employees or directors following the Business Combination; (vi) the ability of the parties to obtain the listing of the ordinary shares in the capital of NewCo (“NewCo Ordinary Shares”) and warrants to purchase NewCo Ordinary Shares on the New York Stock Exchange or another national securities exchange upon the closing of the Business Combination; (vii) the risk that the Business Combination disrupts current plans and operations of AFA as a result of the announcement and consummation of the transactions described herein; (viii) the ability to recognize the anticipated benefits of the Business Combination; (ix) unexpected costs related to the Business Combination, which may be affected by, among other things, competition and the ability of AFA to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its key employees; (x) the ability of the parties to consummate one or more private placements of securities of NewCo to be consummated in connection with the Business Combination (the “Private Placements”) on the stated timeline; (xi) the use of proceeds from the Private Placements by the combined company; (xii) the risk that there will be insufficient cash raised through the Private Placements, or that the amount of redemptions by the Company’s public shareholders is greater than expected; (xiii) the management and board composition of NewCo following completion of the Business Combination; (xiv) limited liquidity and trading of NewCo’s securities; (xv) geopolitical risk and changes in applicable laws or regulations, including legal or regulatory developments (including, without limitation, accounting considerations) which could result in the need for AFA to restate its historical financial statements and cause unforeseen delays in the timing of the Business Combination and negatively impact the trading price of NewCo’s securities and the attractiveness of the Business Combination to investors; (xvi) the possibility that AFA may be adversely affected by other economic, business, and/or competitive factors; (xvii) operational risks; (xviii) the possibility that a pandemic or major disease disrupts AFA’s business; (xix) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on AFA’s resources; (xx) the risks that the consummation of the Business Combination is substantially delayed or does not occur, including the risk that the transaction may not be completed by the Company’s business combination deadline and the potential failure to obtain extensions of the business combination deadline if sought by the Company; and (xxi) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in the Company’s, AFA’s and NewCo’s other filings with the SEC. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

No Offer or Solicitation

This document shall not constitute a “solicitation” of a proxy, consent, or authorization, as defined in Section 14 of the Exchange Act, with respect to any securities or in respect of the Business Combination. This document also does not constitute an offer, or a solicitation of an offer, to buy, sell, or exchange any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any offer, sale or exchange of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Additional Information about the Business Combination and Where to Find It

In connection with the Business Combination, the Company, NewCo and AFA intend to file a registration statement on Form F-4 relating to the Business Combination (the “Registration Statement”) with the SEC, which will include a proxy statement of the Company in connection with the Company’s extraordinary general meeting of its shareholders (the “Company Shareholders Meeting”) and certain other related matters described in the Registration Statement. The Registration Statement, including the proxy statement/prospectus contained therein, will contain important information about the Business Combination and the other matters to be voted upon at the Company Shareholders Meeting. This document does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. The Company, AFA and NewCo may also file other documents with the SEC regarding the Business Combination. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND OTHER INTERESTED PERSONS ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN, ANY AMENDMENTS THERETO AND DOCUMENTS INCORPORATED BY REFERENCE, AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION CAREFULLY AND IN THEIR ENTIRETY BECAUSE THESE

DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT NEWCO, AFA, THE COMPANY AND THE BUSINESS COMBINATION. After the Registration Statement is declared effective by the SEC, the Company will mail the definitive proxy statement/prospectus relating to the Business Combination to its shareholders as of the record date established for voting on the Business Combination.

Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other relevant materials in connection with the Business Combination without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Agriculture & Natural Solutions Acquisition Corporation, 712 Fifth Avenue, 36th Floor, New York, NY 10019.

Participants in Solicitation

The Company, NewCo, AFA and their respective directors and executive officers and related persons may be deemed participants in the solicitation of proxies from the Company’s shareholders in connection with the Business Combination. The Company’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of the Company and their direct or indirect interests therein in the Company’s Form 10-K filed with the SEC on March 28, 2024 (File No. 001-41861), including, without limitation, “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence”. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the Company’s shareholders in connection with the Business Combination and other matters to be voted upon at the Company Shareholders Meeting will be set forth in the proxy statement/prospectus for the Business Combination when available. You may obtain free copies of these documents as described above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AGRICULTURE & NATURAL SOLUTIONS ACQUISITION CORPORATION

Date: December 13, 2024	By:	/s/ Thomas Smith
	Name:	Thomas Smith
	Title:	Chief Financial Officer, Chief Accounting Officer and Secretary

Exhibit 99.1

Agriculture & Natural Solutions Acquisition Corporation Receives FIRB Approval In Connection with Previously Announced Business Combination

NEW YORK, NEW YORK, December 13, 2024: Agriculture & Natural Solutions Acquisition Corporation, a special purpose acquisition company (“ANSC”), announced today that the Treasurer of Australia (the “Treasurer”) on December 12, 2024 (Australian Eastern Daylight Time) confirmed that the Commonwealth Government of Australia has no objection to ANSC’s previously announced proposed business combination with Australian Food & Agriculture Company Limited (“AFA”) and the other parties to the Business Combination Agreement dated August 28, 2024 (the “Business Combination”) (known colloquially as “FIRB Approval” as the Treasurer is advised on such matters by the Foreign Investment Review Board). FIRB Approval is one of the conditions to closing of the Business Combination.

ABOUT AFA

AFA is a large-scale, diversified agricultural business established by the late Colin Bell in 1993 with the acquisition of the historic ‘Burrabogie’ station. AFA now operates one of the largest agricultural portfolios in New South Wales, Australia consisting of three major freehold title land aggregations within the Deniliquin, Hay and Coonamble districts, which total approximately 550,000 acres, and a water portfolio of approximately 45,000 acre-feet. AFA’s portfolio includes some of Australia’s most iconic properties, including ‘Boonoke’, ‘Burrabogie’, ‘Wanganella’ and ‘Wingadee’. The company has total livestock carrying capacity of approximately 247,000 dry sheep equivalent across its sheep wool and meat and cattle operations (excluding the Conargo feedlot). AFA also operates the historic Wanganella and Poll Boonoke merino sheep studs, amongst the most highly regarded studs in Australia. AFA’s cropping operations are characterized by flexibility amongst crop types, geographies and seasons. Key crops include irrigated cotton, irrigated rice, wheat, barley, canola, corn, chick peas and faba beans. More recently, the company has developed the state-of-the-art Conargo feedlot with a licensed capacity of 12,000 standard cattle units.

ABOUT ANSC

ANSC was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination. ANSC represents a further expansion of its sponsors’ 18-year franchise in low-carbon investments, having established industry leading, scaled companies with more than $6 billion of equity invested in renewables.

FORWARD LOOKING STATEMENTS

This document includes certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,”

“predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are not guarantees of future performance, conditions, or results, and involve a number of known and unknown risks, uncertainties, assumptions, and other important factors, many of which are outside of ANSC, Agriculture & Natural Solutions Company Limited ACN 680 144 085 (“NewCo”) or AFA’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements.

Accordingly, forward-looking statements should not be relied upon as representing ANSC’s, AFA’s or NewCo’s views as of any subsequent date, and none of ANSC, AFA or NewCo undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. None of NewCo, ANSC or AFA gives any assurance that any of NewCo, ANSC or AFA will achieve its expectations. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, NewCo’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the ability of the parties to complete the Business Combination by ANSC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by ANSC; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreements relating to the Business Combination; (iii) the outcome of any legal, regulatory or governmental proceedings that may be instituted against NewCo, ANSC or AFA or any investigation or inquiry following announcement of the Business Combination, including in connection with the Business Combination; (iv) the inability to complete the Business Combination due to the failure to obtain approval of ANSC’s shareholders; (v) AFA’s and NewCo’s success in retaining or recruiting, or changes required in, their officers, key employees or directors following the Business Combination; (vi) the ability of the parties to obtain the listing of the ordinary shares in the capital of NewCo (“NewCo Ordinary Shares”) and warrants to purchase NewCo Ordinary Shares on the New York Stock Exchange or another national securities exchange upon the closing of the Business Combination; (vii) the risk that the Business Combination disrupts current plans and operations of AFA as a result of the announcement and consummation of the transactions described herein; (viii) the ability to recognize the anticipated benefits of the Business Combination; (ix) unexpected costs related to the Business Combination, which may be affected by, among other things, competition and the ability of AFA to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its key employees; (x) the ability of the parties to consummate one or more private placements of securities of NewCo to be consummated in connection with the Business Combination (the “Private Placements”) on the stated timeline; (xi) the use of proceeds from the Private Placements by the combined company; (xii) the risk that there will be insufficient cash raised through the Private Placements, or that the amount of redemptions by ANSC’s public shareholders is greater than expected; (xiii) the management and board composition of NewCo following completion of the Business Combination; (xiv) limited liquidity and trading of NewCo’s securities; (xv) geopolitical risk and changes in applicable laws or regulations, including legal or regulatory developments (including, without limitation, accounting considerations) which could result in the need for AFA to restate its historical financial statements and cause unforeseen delays in the timing of the Business Combination and negatively impact the trading price of NewCo’s securities and the attractiveness of the Business Combination to investors; (xvi) the possibility that AFA may be adversely affected by other economic, business, and/or competitive factors; (xvii) operational risks; (xviii) the possibility that a pandemic or major disease disrupts AFA’s business; (xix) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on AFA’s resources; (xx) the risks that the consummation of the Business Combination is substantially delayed or does not occur including the risk that the transaction may not be completed by ANSC’s business combination deadline and the potential failure to obtain extensions of the business combination deadline if sought by ANSC; and (xxi) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in ANSC’s, AFA’s and NewCo’s other filings with the SEC. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

No Offer or Solicitation

This communication relates to a proposed business combination between AFA and ANSC. This document shall not constitute a “solicitation” of a proxy, consent, or authorization, as defined in Section 14 of the Exchange Act, with respect to any securities or in respect of the Business Combination. This document also does not constitute an offer, or a solicitation of an offer, to buy, sell, or exchange any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any offer, sale or exchange of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Additional Information About the Business Combination and Where To Find It

In connection with the Business Combination, ANSC, NewCo and AFA intend to file a registration statement on Form F-4 relating to the Business Combination (the “Registration Statement”) with the SEC, which will include a proxy statement of ANSC in connection with ANSC’s extraordinary general meeting of its shareholders (the “ANSC Shareholders’ Meeting”) and certain other related matters described in the Registration Statement. The Registration Statement, including the proxy statement/prospectus contained therein, will contain important information about the Business Combination and the other matters to be voted upon at the ANSC Shareholders’ Meeting. This communication does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. ANSC, AFA and NewCo may also file other documents with the SEC regarding the Business Combination. INVESTORS AND SECURITY HOLDERS OF ANSC AND OTHER INTERESTED PERSONS ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN, ANY AMENDMENTS THERETO AND DOCUMENTS INCORPORATED BY REFERENCE, AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION CAREFULLY AND IN THEIR ENTIRETY BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT ANSC, NEWCO, AFA, AND THE BUSINESS COMBINATION. After the Registration Statement is declared effective by the SEC, ANSC will mail the definitive proxy statement/prospectus relating to the Business Combination to its shareholders as of the record date established for voting on the Business Combination.

Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other relevant materials in connection with the Business Combination without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Agriculture & Natural Solutions Acquisition Corporation, 712 Fifth Avenue, 36th Floor, New York, NY 10019.

Participants in the Solicitation

ANSC, NewCo, AFA and their respective directors and executive officers and related persons may be deemed participants in the solicitation of proxies from ANSC’s shareholders in connection with the Business Combination. ANSC’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of ANSC and their direct or indirect interests therein in ANSC’s Form 10-K filed with the SEC on March 28, 2024 (File No. 001-41861), including, without limitation, “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence”. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ANSC’s shareholders in connection with the Business Combination and other matters to be voted upon at the ANSC Shareholders’ Meeting will be set forth in the proxy statement/prospectus for the Business Combination when available. You may obtain free copies of these documents as described above.

Media Contact

Daniel Yunger / Emma Cloyd

Kekst CNC

daniel.yunger@kekstcnc.com / emma.cloyd@kekstcnc.com